FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

Industry Canada		Industrie Canada

Certificate		Certificat
of Amendment		de modification

Canada Business		Loi canadienne sur
Corporations Act		les sociétés par actions

FORBES MEDI-TECH INC.		388768-5

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the		Je certifie que les statuts de la société
above-named corporation were amended:		susmentionnée ont été modifiés:

a) under section 13 of the Canada		a) en vertu de l'article 13 de la Loi
Business Corporations Act in		canadienne sur les sociétés par
accordance with the attached notice;		actions, conformément à l'avis ci-joint;

b) under section 27 of the Canada		b) en vertu de l'article 27 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment		actions, tel qu'il est indiqué dans les
designating a series of shares;		clauses modificatrices ci-jointes
désignant une série d'actions;

c) under section 179 of the Canada	X	c) en vertu de l'article 179 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment;		actions, tel qu'il est indiqué dans les
clauses modificatrices ci-jointes;

d) under section 191 of the Canada		d) en vertu de l'article 191 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of reorganization;		actions, tel qu'il est indiqué dans les
clauses de réorganisation ci-jointes;

/s/ Richard G. Shaw
May 18, 2006 / le 18 mai 2006

Richard G. Shaw		Date of Amendment - Date de modification
Director - Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement:

E-Commerce/Commerce-É

1.	Name of Corporation - Dénomination de la société	2.	Corporation No. - N° de la société

	FORBES MEDI-TECH INC.		388768-5

3.	The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

1.    Article 3 of the Articles of Continuance of the Company be amended by increasing the number of Common Shares without par value from 200,000,000 to an unlimited number;

2.    Schedule “A” to the Articles of Continuance of the Company be amended by replacing paragraph (a) under the phrase “The rights, privileges, restrictions and conditions of the Common Shares are as follows”, with the following:

“The holders of the Common Shares are entitled:

(a)    to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)    subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividends declared and payable by the Corporation on the Common Shares; and

(c)    subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.”

3.    Schedule “A” to the Articles of Continuance of the Company be amended by replacing paragraphs (a) through (k) under the phrase “The rights, privileges, restrictions and conditions of the Preferred Shares are as follows:” and replacing them with the following:

“(a)    the Preferred Shares may at any time and from time to time be issued in one or more series. The directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, fix the number of Preferred Shares in, and determine the designation of the Preferred Shares of, that series and create, define and attach special rights, privileges, restrictions and conditions to the Preferred Shares of that series, including, but without limiting the generality of the foregoing, the voting rights, if any, attached to the Preferred Shares of any series, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation, or retraction or redemption thereof, including retraction or redemption after a fixed term or at a premium, conversion or exchange rights (including, without limitation, conversion into or exchange with, the Common Shares or any other class or series of shares, whether ranking junior or senior to the Preferred Shares or any series thereof), and the terms and conditions of any share purchase plan or sinking fund; PROVIDED HOWEVER THAT no special right, privilege, restriction or condition so created, defined or attached shall contravene the provisions of paragraph (b) below;

(b)    the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital, in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares, and any other shares of the Corporation ranking junior to such Preferred Shares, as may be fixed in accordance with paragraph (a) above.”;

Date	Name - Nom	Signature	Capacity of - en qualité
2006 - 05 - 17	DAVID GOOLD		AUTHORIZED OFFICER

Canada